Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

07020265

MISYS

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

8 January 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 19 December and 31 December 2006 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

REG-Misys: Holding(s) in Company <MSY.L>
Released: 19/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   BARCLAYS BANK THROUGH VARIOUS LEGAL ENTITIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    18.12.06

12. Total holding following this notification

    15,832,340

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.16%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY, 01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

    ANDREA GRAY

Date of notification: 19 DECEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares -

Legal entity	No of Shares
Bank of New York	35,466
BOISS Nominees Ltd a/c 4224361	570,366
Barclays Capital Nominees Ltd	2,748,776
Barclays Capital Nominees Ltd	159,733
Barclays Global Investors Canada	43,466
Chase Nominees Ltd a/c 16376	260,818
Chase Nominees Ltd a/c 28270	158,954
Durlacher Nominees Ltd	325,791
Gerrard Nominees Ltd a/c 659442	1,900
Greig Middleton Nominees Ltd (GM1)	187,779
Investors Bank and Trust Co	3,074,290
Investors Bank and Trust Co	1,922,791
JP Morgan (BGI Custody) a/c 16331	136,919
JP Morgan (BGI Custody) a/c 16338	29,567
JP Morgan (BGI Custody) a/c 16341	314,019
JP Morgan (BGI Custody) a/c 16342	63,164
JP Morgan (BGI Custody) a/c 16400	3,908,379
JP Morgan (BGI Custody) a/c 18408	39,352
JP Morgan Chase Bank	43,450
JP Morgan Chase Bank	16,941
JP Morgan Chase Bank	32,311
JP Morgan Chase Bank	578,535
Mellon Trust - US custodian	17,586
Mitsui Asset	8,788
R C Greig Nominees Limited	337,056
R C Greig Nominees Limited GP1	42,035
R C Greig Nominees Limited GP1 a/c 234092	2,000
R C Greig Nominees Limited SA1	19,740
R C Greig Nominees Limited a/c AK1	393,481
R C Greig Nominees Limited a/c BL1	73,311
R C Greig Nominees Limited a/c CM1	43,104
Reflex Nominees Ltd	2,425

State Street Boston	238,404
Trust & Custody Services Bank	1,643
TOTAL	15,832,340

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 19/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   BARCLAYS PLC THROUGH VARIOUS LEGAL ENTITIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    19.12.06

12. Total holding following this notification

    23,173,332

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4.63%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY, 01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

    ANDREA GRAY

Date of notification: 19 DECEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares -

Legal entity	No of Shares
Bank of New York	35,466
BOISS Nominees Ltd a/c 4224361	570,366
Barclays Capital Nominees Ltd	7,352,709
Barclays Capital Nominees Ltd	2,732,402
Barclays Capital Nominees Ltd	159,733
Barclays Global Investors Canada	43,466
Chase Nominees Ltd a/c 16376	260,818
Chase Nominees Ltd a/c 28270	158,954
Durlacher Nominees Ltd	339,214
Gerrard Nominees Ltd a/c 659442	1,900
Greig Middleton Nominees Ltd (GM1)	187,779
Investors Bank and Trust Co	1,912,504
Investors Bank and Trust Co	3,074,290
JP Morgan (BGI Custody) a/c 16331	136,919
JP Morgan (BGI Custody) a/c 16338	29,567
JP Morgan (BGI Custody) a/c 16341	314,019
JP Morgan (BGI Custody) a/c 16342	63,164
JP Morgan (BGI Custody) a/c 16400	3,908,379
JP Morgan (BGI Custody) a/c 18408	39,352
JP Morgan Chase Bank	43,450
JP Morgan Chase Bank	16,941
JP Morgan Chase Bank	578,535
JP Morgan Chase Bank	32,311
Mellon Trust - US custodian	17,586
Mitsui Asset	8,788
R C Greig Nominees Limited	338,577
R C Greig Nominees Limited GP1	42,035
R C Greig Nominees Limited GP1 a/c 234092	2,000
R C Greig Nominees Limited SA1	19,740
R C Greig Nominees Limited a/c AK1	393,481
R C Greig Nominees Limited a/c BL1	73,311
R C Greig Nominees Limited a/c CM1	43,104

Reflex Nominees Ltd	2,425
State Street Boston	238,404
Trust & Custody Services Bank	1,643
TOTAL	23,173,332

END

REG-Misys: Treasury Stock <MSY.L>
Released: 19/12/2006

Transfer of Shares held in Treasury

Misys plc announces that on 19 December 2006 it transferred to participants in its employee share schemes 10,000 ordinary shares at a price of 175p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,925,508 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,801,528.

19.12.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

MISYS

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 20/12/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.L.C.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1. VALUEACT CAPITAL MASTER FUND, L.P. - 37,355,344 SHARES

2. VALUEACT CAPITAL MASTER FUND III, L.L.C. - 8,844,500 SHARES

5. Number of shares/amount of stock acquired

1. 3,665,000

2. 0

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 0.73%

2. 0.00%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

19.12.06

12. Total holding following this notification

46,199,844

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1. 7.46%

2. 1.77%

TOTAL 9.23%

14. Any additional information

15. Name of contact and telephone number

for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 20 December 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 20/12/2006

Director/PDMR Shareholding

Misys plc ("Misys") announces that it received notification on 19 December 2006 of a dealing in Misys 1p ordinary shares by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C. ("ValueAct").

Mike Lawrie is a director of Misys plc and as an investor in ValueAct is deemed to have an interest in the Misys shares held by ValueAct.

Following the above transaction, and for the purposes of s.324 of the Companies Act 1985, Mike Lawrie is deemed to have an interest in 36,657 Misys 1p ordinary shares, being his proportionate interest in the total number of shares held by ValueAct. His interest represents 0.007% of Misys's issued share capital.

20.12.06

END

REG-Misys: Treasury Stock <MSY.L>
Released: 20/12/2006

Transfer of Shares held in Treasury
Misys plc announces that on 20 December 2006 it transferred to participants in its employee share schemes 7,374 ordinary shares at prices between 140p and 152p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,918,134 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,808,902.
20.12.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Total Voting Rights <MSY.L>
Released: 22/12/2006

TOTAL VOTING RIGHTS

In conformity with the Transparency Directive's transitional provision 6, Misys plc (the `Company') is required to notify the market of the following:

As at 22 December 2006 the Company's capital consists of 551,727,036 ordinary shares of 1p each, with one voting right per share. The Company holds 50,918,134 ordinary shares in treasury.

Therefore, the total number of voting rights in the Company is 500,808,902.

The above figure (500,808,902) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.

22.12.06

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END